UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

BHP Billiton Limited	BHP Billiton Plc
180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO Box 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 4372	bhpbilliton.com
bhpbilliton.com

17 November 2011

To:	London Stock Exchange	cc:	New York Stock Exchange
	Australian Securities Exchange		JSE Limited

For Announcement to Market

Please find attached addresses to shareholders to be delivered at BHP Billiton Limited’s Annual General Meeting by the Chairman and the Chief Executive Officer.

The poll results will be communicated to the market shortly after the conclusion of BHP Billiton Limited’s Annual General Meeting held in Melbourne today.

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Chairman’s Address

Good morning ladies and gentlemen. My name is Jac Nasser.

Before we start today’s meeting I would like to recognise the Wurundjeeri People, the traditional custodians of this land. I pay my respects to elders past and present.

Let me draw your attention to the normal disclaimers.

Welcome to the Annual General Meeting of BHP Billiton. This meeting is being webcast so let me also welcome shareholders online. I hope you enjoyed the opening video which highlights the scope of our operations and, most importantly, the quality and commitment of our people.

Introductions

Let me introduce your Directors. To my left is our Chief Executive Officer Marius Kloppers. Further to my left is John Schubert, who is Chairman of our Sustainability Committee. Next, John Buchanan. John is Chairman of the Remuneration Committee and is our Senior Independent Director. Then we have Carolyn Hewson, followed by Carlos Cordeiro.

Moving to my right, David Crawford. Next, one of your new Directors, Lindsay Maxsted. Lindsay brings experience in finance, corporate restructuring and risk management and is Chairman of the Risk and Audit Committee. Welcome Lindsay. Shriti Vadera is your other new director and brings global experience in finance, emerging markets and public policy. Welcome Shriti. Next we have Malcolm Broomhead, then Keith Rumble.

Unfortunately Wayne Murdy is unable to be with us today. Due to a medical emergency he has needed to return home to the US. I know that he would have liked to be here today and our thoughts are with him.

Next to Marius is Alex Vanselow, our Chief Financial Officer, and next to me is our Group Company Secretary, Jane McAloon.

Here with us today we have Martin Sheppard and Chris Sargeant from KPMG.

We also have our Group Management Committee, would you please stand as I introduce you. Andrew Mackenzie, Non Ferrous; Mike Yeager, Petroleum; Marcus Randolph, Ferrous and Coal; Karen Wood, People and Public Affairs and Alberto Calderon, Commercial.

Financial Results

Marius will talk about our financial results in more detail. Let me start with some highlights.

The reason BHP Billiton continues to deliver superior returns for our shareholders is that your management, supported by the Board, has invested in and implemented the same clear strategy for the last 10 years.

In the 2011 financial year, your company increased profit to US$21.7 billion and the Board increased the full year dividend to 101 US cents per share. This included a 22 per cent permanent rebasing of the final dividend; this is the starting point for future dividends.

Pg 2

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

All of us understand how important dividends are to you so let me explain our approach. We have a progressive dividend policy. The aim of this policy is to steadily increase, or at least maintain, the dividend in US dollars at each half yearly payment.

Since BHP Billiton was formed 10 years ago we have held to this commitment, including during the global financial crisis, which saw many of our peers either reduce or stop paying their dividend. Over the last 10 years we have increased the dividend at a compound annual growth rate of 17 per cent in Australian dollars. This compares favourably with the average compound annual growth rate of 8 per cent for the current ASX top 20.

However, although dividends are clearly very important, they are only one component of total shareholder returns. Capital growth is the other major component. Since the merger, the combination of share price appreciation and dividends has generated a total shareholder return for BHP Billiton investors of 388 per cent. This compares with an ASX 20 return of 89 per cent. Our total shareholder returns are a function of our strategy and a disciplined approach to capital management.

Our Strategy

Let’s look at our diversified business strategy and how it contributes to shareholder returns. We invest in long-life, low-cost, upstream, expandable resources, diversified by commodity, customer and geography. The diversity of our business reduces risk for our shareholders, and generates more options for long-term shareholder value.

This slide shows the profit margins for each of our businesses over the last decade; you can see the degree of volatility in the different businesses at different times.

Our major competitive advantage is the quality and diversity of our portfolio, which generates a strong and stable profit margin. It also gives us stable cash flows, flexibility and reduced risk, and the confidence to invest in high return growth opportunities throughout the economic cycle while maintaining a solid A credit rating. Through the recent economic downturn this stability enabled us to maintain our progressive dividend policy. Finally, it allows us to return excess capital to shareholders in a consistent and predictable fashion.

Our strategy has delivered superior returns. In each of the last seven years, we have generated returns on capital, after tax, of 25 per cent or more. This is clearly attractive and in the long-term interests of shareholders.

Now, let me talk about what we are doing today to build value for the future. We continue to invest in BHP Billiton’s growth. During the year, your Board approved eleven major growth projects with a total investment value of US$13 billion. We also made two significant acquisitions in the shale gas sector. This gives us a world class resource base in this high growth industry in the United States. Marius will give you more detail on these acquisitions.

Just last month, we committed US$1.2 billion for the first phase of the expansion of Olympic Dam in South Australia. This followed six years of consultation, planning and scientific study, and approvals from the Federal and State Governments. This investment is an important milestone in Olympic Dam’s long-term development.

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BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Economic Environment

So how does our strategy fit in with the world around us?

Since 2007, the global economy has been marked by significant volatility and unexpected events, and the global economic situation is uncertain. In most of the developed world economic activity is weak, unemployment is high and consumer and business confidence is low, resulting in more risk and lower growth. In particular, Europe has severe difficulties, Japan is still recovering from natural disasters, and the US is facing a range of economic challenges. However, the majority of the developing countries, China in particular, are in a stronger position and have more flexibility. The next few months will test the political leadership of the global economy.

Despite the considerable short-term economic challenges, we are confident about our business for the longer-term. Let me explain why.

Over the past 30 years, the relative contribution of developed economies to global growth has consistently declined. On the other hand, the opposite is true for the developing economies. By 2015, developing economies are expected to account for over 75 per cent of global growth, and that growth will be resource intensive. The magnitude of this change can be difficult for all of us to understand. So let me give you our view.

The key question is, whether the rapid growth in Asia, and China in particular, is temporary, or whether there is a sustainable shift in the global economy? Some people have compared today’s growth in demand for resources with the gold rush in the 1800s. In other words, is this a short-term event only?

The positive economic impacts of the gold rush were due to the discovery of new resources, while what is happening in China and other developing countries today is a structural shift in demand. It’s the result of significant changes in where, and how, hundreds of millions of people live and work. China’s growth is due to industrialisation, and the continuing expansion of major cities.

In the 20 years from 1990 to 2010, the number of people living in cities in China and India increased by 500 million people. We expect that number to grow by another 500 million over the next 20 years.

So, in our view, the world is in the midst of a dramatic structural shift. This shift is unprecedented in its scale and potential long-term impact, and it is improving the lives of hundreds of millions of people. Unlike a gold rush, this structural shift will not suddenly disappear. Rather, it will continue to drive long-term demand for minerals and energy; our products.

This slide shows how commodity intensity evolves with economic development. Industrialisation and urbanisation drive investment in infrastructure, such as buildings, factories, transport and energy networks; these are all commodities intensive, which will result in greater demand for minerals, energy, food and agricultural products.

This structural change in the world economy has already benefited Australia with exports moving from our traditional markets to the new growth markets in Asia. For the five years to 2009 the Australian economy grew at a faster rate than other developed countries driven by natural resource exports. In 2009, Government action and continuing strong demand from Asia meant that, despite the global financial crisis, Australia was one of the few advanced economies to avoid falling into recession.

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BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

While the global outlook remains quite uncertain, the strength of our agricultural and mining sectors presents Australia with an historic and unique opportunity. Today these two sectors account for 57 per cent of Australia’s exports and employ, directly and indirectly, 700,000 people. But, if as a country, we take a whole of economy approach to grow agriculture and mining, the number of Australians employed could double to 1.5 million over the next 20 years.

To achieve this level of growth, Australia needs to invest in projects, infrastructure and skills development. We have recently seen a lot of debate about Australian-based industries and regions that are not benefiting from the growth of resources. These are important issues and we need to have the discussion about how, as communities and as a nation, we can make the most of this potential.

Over the last ten year period, the resources industry returned 98 per cent of its cash flows to the Australian community through A$125 billion of investment and about A$80 billion dollars in royalties and taxes. This was a 400 per cent increase over the decade. However, this growth in global demand for natural resources is not without its challenges.

There is active debate about how society manages the increasing global pressures for the supply of resources. Your company will continue to play a constructive role in these important debates.

Our Charter & Health, Safety, Environment and Community

As you have seen, the resources industry is critical to global economic development and growth, as well as contributing to Australia’s overall prosperity. Our ability to continue to meet the demand for our products depends not only on superior capital and technical skills, but on an equally strong approach to creating social capital and operating at the highest standards in the industry. This is even more important in today’s complex and volatile world.

The industry we operate in is equally challenging. As I said earlier, the foundation for everything we do at BHP Billiton is Our Charter, which sets out our values. We fundamentally believe that our overall long-term success depends on our ability to manage our operations in a safe and sustainable manner.

Sadly, two of our people lost their lives at work last year; this is clearly unacceptable. On behalf of the Board and Management we offer our sincere condolences to their families and friends. Although last year our overall safety performance continued to improve, this is a stark reminder of the need to be vigilant about safety.

Now, let me turn to our community relationships. Across our business we aim to make a positive contribution to communities. We do this in a number of ways.

The first way is through direct community investment. For the last 10 years, we have committed one per cent of our pre-tax profits in community programs, that is, US$1.1 billion, including US$195 million this year.

Pg 5

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Let me give you a brief snapshot of some of these programs. Last month we launched a US$25 million partnership with PATH, an international non-profit organisation. Building on existing relationships, our commitment will improve critical health and development services for up to 750,000 mothers and babies in Mozambique and South Africa.

In Moranbah, in Queensland, our joint venture coal business contributed A$13 million for a youth and community centre, affordable accommodation subsidies and an aquatic centre.

In Western Australia, we have partnered with the Royal Flying Doctor Service to deliver health care services in the Pilbara and Goldfields.

Many of our employees also support their local communities through fundraising and volunteering, and we match their contributions, dollar for dollar, through our Matched Giving Program. Over 6,000 of our employees participated in the Matched Giving Program, including volunteering 71,000 hours of their own time to community activities.

Our Sustainability Report provides more examples of our work in the community; copies are available outside in the refreshment area.

That’s our direct contribution. Now, let’s look at the wider economic contribution of BHP Billiton.

Last year we paid nearly US$10 billion in royalties and taxes to local, state and national governments, including US$6 billion in Australia.

So you can see these are significant contributions to the Australian economy, and the wider community, helping Governments to provide health care, education, infrastructure and other services.

Finally, our businesses are an important economic driver for countless other businesses employing hundreds of thousands of people. Last year we purchased around US$25 billion dollars of goods and services from nationally and locally-based suppliers, providing direct benefits to our regional economies. Across Australia, we sourced well over 90 per cent of our goods and services from locally-based suppliers. It is worth noting that this spending benefits the whole Australian economy, not just the mining sector. As BHP Billiton shareholders, you should feel proud about your company’s contribution to the communities in which we operate.

With a more global perspective, it is important to remember that the resources we produce are critical to the structural changes that lift people out of poverty around the world.

Our People

In conclusion, I believe you should feel proud and confident about your company’s future. Of course, there will be ups and downs, but nothing beats top grade assets, the long-term growth potential inherent in those assets, and the quality of our people.

We have a global workforce of around 100,000 people at over 100 operations, including nearly 50,000 in Australia, led by Marius Kloppers and a world class team. All of them have delivered the results you see today, and on your behalf I sincerely thank them.

Pg 6

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Marius, can I ask you to address the meeting.

Chief Executive Officer’s Address

Thank you Jac and good morning everyone.

I am pleased to report that BHP Billiton has again delivered a very strong financial result. Our performance this year is particularly pleasing in the context of various headwinds, including volatile global economic conditions and a range of weather-related events.

Today I would like to build on the themes that Jac outlined earlier by addressing the long-term drivers of our industry, in particular the fundamental trends of industrialisation and urbanisation evident in many developing nations. These trends will support strong long-term demand for decades to come. But, it would obviously be remiss of me not to touch on the volatility in the short-term outlook.

I will also outline the key elements of our strategy in the context of these macro-trends, explain how we are thinking about our business over the next five years, and how we are positioned for growth over the long term.

In addition, as Jac said, I will touch on our recent entry into the US shale gas sector.

First, I would like to acknowledge the family, friends and co-workers of the two colleagues we tragically lost this year due to workplace accidents. Any fatality in our business is simply unacceptable. We cannot claim to be truly successful until all risk of injury has been eliminated from our business; this requires a relentless focus, day in, day out, by every one of us.

BHP Billiton Merger – 10 years on

This year marks the tenth anniversary of the transformational merger between BHP and Billiton.

Our underlying EBIT this year was almost US$32 billion, which is 10 times greater than the first result delivered by BHP Billiton as a combined business. This year we achieved record production in four commodities: iron ore, nickel matte, manganese and natural gas, and also achieved record production at 10 of our operations.

Since 2001, we have successfully delivered 59 major projects, and invested around US$100 billion in organic growth opportunities as well as acquisitions of high quality, long-life assets, including the most recent acquisition of Petrohawk.

I will talk more later about our future investment plans and how that will support our ability to deliver strong shareholder returns.

Pg 7

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Financial Performance

First, let me touch on some of the highlights of our performance in 2011 in addition to those that Jac pointed out earlier.

•	Our underlying earnings before interest and tax rose 62 per cent to a record US$32 billion.

•	Profit increased by 74 per cent to US$21.7 billion; another new record for our Company.

•	Net Operating Cash Flow of more than US$30 billion, together with our strong balance sheet and low gearing, confirms our capacity to fund our growth aspirations.

•

We completed an expanded US$10 billion share buy-back program six months ahead of schedule. Including this latest effort, since 2004, it is worth noting that we have repurchased US$22.6 billion of shares, representing 15 per cent of the then issued share capital.

•	Finally, in line with our progressive dividend policy, we announced a 22 per cent increase in the final dividend, resulting in a full year dividend payout of 101 US cents per share.

These results are testament to our ability to deliver robust financial performance through economic and commodity cycles.

Industry Overview / Economic Conditions

Let me now turn to the short-term economic outlook, before moving to some of the long-term macroeconomic changes affecting our industry and influencing our strategy.

Even a casual observer of global equity markets over the past weeks and months would note the unpredictability and volatility of global markets. None of us is able to say for certain how the markets will perform in the short run. One thing we can probably say is that higher volatility is likely to remain until issues surrounding the European sovereign debt markets are definitively addressed.

The heightened volatility and uncertain economic outlook are expected to continue to weigh on sentiment in the markets for our commodities. We have seen production curtailments in some sectors and we are generally seeing a more cautious approach in respect of inventory management by our customers. We are also aware that for some of the people we do business with, there has been tightening in both the availability of trade finance and the terms on which it can be accessed.

Despite these challenges, we continue to be able to sell all that we produce and our counter-parties continue to perform to contracted volumes.

Let me now turn to our long-term outlook, which despite these short-term challenges, remains unchanged. You will have heard us talk many times, and Jac today, about the implications for your Company of this industrialisation and urbanisation that is occurring on a vast scale in many parts of the developing world. Some of these developing economies are growing at around three times or more the rate of developed economies.

Pg 8

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Far from being a short-lived phenomenon or a routine commodities boom, we are in the early stages of a structural shift in the global economy that will last for many decades. Therefore, notwithstanding the current challenges for the global economy, we expect the influence of developing nations to become more pronounced as their economies contribute a greater proportion of global GDP. Against this backdrop, the future long-term demand for our products will remain strong.

When we analyse opportunities for our Company, we not only need to look at demand, we also need to look at supply. In recent years, the global supply side of the equation has faltered. Many players scaled back on investment during the global financial crisis and, as a result, production of key commodities like iron ore, metallurgical coal and copper have fallen materially short of forecasts made only three years ago.

In addition, short-term disruptions like the floods in Queensland, the tsunami in Japan earlier this year and bottlenecks in the industry supply chain for tyres, trucks and key consumables have also contributed to less than expected global supply.

With our strong balance sheet, high quality, expandable assets and long-standing policy of investing through the cycle, the future supply-demand fundamentals represent a significant and unique opportunity, and one that we are well positioned to grasp.

As you know, we as a Company have long held the view that the best way to price our products is via open and transparent price discovery. This year we were pleased to see the industry take a big step forward in its approach to bulk commodity pricing. We are now seeing most of our products sold on shorter-term reference pricing. For businesses like iron ore and metallurgical coal that in the past have had to laboriously negotiate long-term prices each year, this is a very significant, and positive shift. The shorter-term pricing mechanisms are working extremely well given the current volatile market conditions and the added need for transparency. Over time, as the liquidity in these markets develops, it will give our customers additional tools for managing their risk.

In the context of the long-term demand outlook, and the future opportunities that I have just spoken about, let me now spend a few moments talking to some of the core elements of our strategy.

Our Strategy

As Jac explained earlier, our strategy is to operate a portfolio of large, long-life, low-cost and expandable assets, diversified by commodity, market and geography and organised by way of a simple, scalable structure. This diversified, low-cost asset base enhances the resilience of our cash flow by reducing our exposure to any one commodity or currency, thereby, importantly, allowing us to invest in and grow our business throughout the economic cycle.

It also means that we are able to supply a suite of products to meet the resources demand of emerging economies at every stage of their growth. Our products are the raw materials fuelling not just today’s growth, but growth that will happen a century from now. This means that we will truly be able to deliver on our promise of “resourcing the future”.

Pg 9

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

Organisationally, our strategy is to operate under a simple organisational structure. With a workforce of more than 40,000 employees and 64,000 contractors at more than 100 locations globally, we rely on standardised processes that allow us to organise our work effectively, deploy our skills globally and exert a high degree of control over projects. We try to keep things simple so our people are free to focus on what is important.

Another key element of our strategy is investing in expandable assets or “resource basins” as we like to call them. In Australia, these basins include our Olympic Dam copper mine; Western Australia Iron Ore; and Queensland Coal. In Canada, we are focused on the potash developments in the Saskatchewan potash basin, in Chile, Escondida copper, and in the US, our deep water Gulf of Mexico operations and our new shale gas assets.

All of these assets meet our “Tier One” criteria of being large scale, long-life and low-cost. They are assets where we can apply our extensive intellectual capital as well as evolving technological innovation to extract decades worth of organic growth that is both highly profitable and relatively low risk.

Our “hub-based” organisational model allows us to set up and construct many projects in succession in the same resource basin, using the same teams. This approach provides simplicity and scalability and ensures that we can develop and retain specialist talent, therefore continuously improving our ability to execute major projects.

We have a longstanding commitment to invest through economic cycles; over the next five years we expect to invest more than US$80 billion in our organic growth program. We always prioritise investments to ensure that we are putting our capital to work in areas of the portfolio that will generate the best returns.

Which brings me to our entry into the US shale gas sector.

Shale Gas Acquisitions

During the year we invested close to US$20 billion in US shale gas and liquids through the acquisition of Petrohawk Energy Corporation and Chesapeake Energy Corporation’s interest in the Fayetteville Shale. Shale gas is a substantial source of low carbon fuel that is perfectly positioned to meet the world’s expanding energy needs. In the context of greater global awareness of climate change, we see the development of shale gas, as an additional energy source available to our customers, as particularly exciting.

Both of our shale acquisitions are entirely consistent with our strategy of investing in large, long-life, high margin, low-cost assets, having the potential for significant volume growth from future development.

Now there has been a lot of commentary about the environmental impact of hydraulic fracturing, so I would like to take a moment to talk about this.

Hydraulic fracturing is a technology that has been used in the United States since the 1940s, in more than one million wells, to produce more than seven billion barrels of oil and 600 trillion cubic feet of natural gas. When done correctly, the process is environmentally sound. That means using the right technology coupled with disciplined operating practices that isolate and protect any fresh water aquifers. The horizontal section where the hydraulic fracturing occurs can be over a mile deeper than any possible groundwater it could contact.

Pg 10

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

This is the fundamental difference between shale gas extraction and coal bed methane; our shale operations involve hydraulically fracturing shale that is deep below the surface.

Regulations continue to evolve in the US, with ongoing initiatives to protect the environment. We are working cooperatively with regulators in Arkansas, Texas and Louisiana.

Transparency and disclosure are also important. For example, we have joined more than 40 other companies that voluntarily disclose the components used in hydraulic fracturing. Let me reiterate that we will manage this business in a way that is satisfactory to those that we must serve as stakeholders. We are very confident the technology meets our standards, and continues to improve all the time.

We have been pleased with the understanding of, and support for, the shale industry among regulators, local governments and of course our landowner partners, and we are working closely with them to play our part in supporting ongoing initiatives to protect the environment.

Conclusion

In closing, I’d like to thank our 40,000 employees and our 64,000 contractors around the world whose efforts underpinned our financial achievements this year, and who are critical to our future success.

I am proud to lead a Company whose products are directly contributing to improving the lives of hundreds of millions of people.

Thank you for your ongoing support this year, and with that I will hand over to Jac.

The Chairman then conducted the formal items of business, including the item of the Remuneration Report as follows

Remuneration Report

We are committed to clear reporting and effective governance around compensation. We have provided information that demonstrates the linkages between executive pay, the Group’s strategy and the performance of BHP Billiton.

The charts on the screen also appear in our Annual Report. The left hand chart shows the Short Term Incentive. It demonstrates the strong correlation to the Group’s profit performance. The right hand chart relates to the Long Term Incentive. It shows the Total Shareholder Return, or TSR, for the most recent five year performance period, over and above performance in line with the peer group average. The out-performance is around US$87 billion; both shareholders and executives shared in this.

Our executives received the maximum awards under the 2006 Long Term Incentive Plan because BHP Billiton achieved outstanding performance relative to the total market over the five year performance period. As I said earlier, over the past 10 years BHP Billiton has delivered Total Shareholder Return of 388 per cent, compared with an ASX 20 return of 89 per cent.

Our compensation strategy is unchanged. We pay a combination of fixed pay together with short and long-term incentives. Over 70 per cent of Marius’ pay is at risk and depends on the performance of the company.

Pg 11

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

17 November 2011

We thought long and hard about how executive pay should be structured. We put in place very demanding conditions, such as the five year vesting period and the requirement that we out-perform our peers for executives to get full vesting.

This structure, and the excellent performance of BHP Billiton over the last five years, is the basis for Marius’ Long Term Incentive shares awarded in 2006 that fully vested in 2011.

I should note that we have continued to engage with our shareholders throughout the year and, as usual, have benefited from this process.

Closing Remarks

In closing, let me say that our results demonstrate the strength of BHP Billiton. As you have heard me say, they reflect a unique set of assets, an effective strategy, and the quality of our people.

As a Board, we believe that the best way to optimise value for our shareholders is to grow the company over the long-term by delivering on our strategy.

We thank our shareholders for their support. We will continue to strive for ongoing improvement on your behalf.

The poll results will be notified to stock exchanges later today and will be posted on our website.

Thank you for participating and please join us for refreshments.

Pg 12

Nickel West, Stainless Steel Materials

Annual General Meeting 2011 BHP Billiton Limited

17 November 2011

Escondida, Base Metals

Jac Nasser Chairman

Annual General Meeting

17 November 2011

Disclaimer

Reliance on Third Party Information

The views expressed here contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates” (including reserves and other mineralisation estimates), “intends”, “anticipates” or “believes”, or variations of such words and phrases, or that state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2011 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No Offer of Securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Non-GAAP Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and EBITDA exclude any exceptional items. A reconciliation to statutory EBIT is contained within the profit announcement, available at our website www.bhpbilliton.com.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 3

Disclaimer

bhpbilliton
resourcing the future

Exploration Targets and Mineral Resources

This presentation includes information on Exploration Targets (Potential Mineralisation) and Mineral or Coal Resources. Mineral Resources are compiled by:
P Whitehouse (MAusIMM) – Western Australian Iron Ore (WAIO), S O'Connell (MAusIMM) – Olympic Dam, A Paul (MAusIMM) – Queensland Coal , T J Kilroe (MAusIMM) – Saskatchewan Potash, and R Preece (FAusIMM) – Escondida mineral district .This is based on Mineral Resource information in the BHP Billiton 2011 Annual Report for all assets which can be found at www.bhpbilliton.com.

Exploration Targets (Potential Mineralisation) are compiled by: WAIO: J Knight (MAIG); Olympic Dam: S O'Connell (MAusIMM); Queensland Coal: A Paul (MAusIMM); Potash: J McElroy (MAusIMM); Escondida: J des Rivieres (IGI) – (reported in Deutsche Bank BRICS Metals & Mining Conference, London, November 2nd 2011).

All information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Exploration Targets and Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Mineral Resource classification and Potential Mineralisation Ranges (100% basis) for each province , where relevant, are contained in Table 1.

Table 1

Province	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Range of Potential Mineralisation (Bt)			BHP Billiton interest
				Low	Mid	High	%
Western Australia Iron Ore	2,210	3,871	13,240	16	32	48	88
Olympic Dam	1,408 @ 1.08% Cu	4,571 @ 0.88% Cu	3,150 @ 0.74% Cu	1.2 @ 1.08% Cu	2.4 @ 1.08% Cu	3.6 @ 1.08% Cu	100
Queensland Coal	2,812	5,293	4,889	14	26	30	55
Potash	–	3,250 @ 25.4% K_2O	119 @ 26.7% K_2O	2.7	5.4	8.1	100
Escondida	3,102 @ 0.75% Cu	4,670 @ 0.59% Cu	11,730 @ 0.49% Cu	16 @ 0.4-0.6% Cu	23 @ 0.4-0.6% Cu	43 @ 0.5-0.6% Cu	57.5

BHP Billiton Limited Annual General Meeting, 17 November 2011 Slide 4

Hillside, Aluminium

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 5

Marius Kloppers

Chief Executive Officer

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 6

John Schubert

Chairman

Sustainability Committee

Member

Remuneration Committee

Member

Nomination Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 7

John Buchanan

Senior Independent Director

BHP Billiton Plc

Chairman

Remuneration Committee

Member

Nomination Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 8

Carolyn Hewson

Member

Risk and Audit Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 9

Carlos Cordeiro

Member

Remuneration Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 10

David Crawford

Retired as Risk and Audit Committee Chairman

September 2011

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 11

Lindsay Maxsted

Chairman

Risk and Audit Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 12

Shriti Vadera

Member

Risk and Audit Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 13

Malcolm Broomhead

Member

Sustainability Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 14

Keith Rumble

Member

Sustainability Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 15

Wayne Murdy

Member

Risk and Audit Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 16

Alex Vanselow

Chief Financial Officer

Chairman

Investment Committee

Chairman

Financial Risk Management Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 17

Jane McAloon

Group Company Secretary

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 18

Port Hedland, Iron Ore

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 19

Andrew Mackenzie

Chief Executive

Non-Ferrous

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 20

Mike Yeager

Chief Executive

Petroleum

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 21

Slide 22

Marcus Randolph

Chief Executive

Ferrous and Coal

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 23

Karen Wood

Chief People and Public Affairs Officer

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 24

Alberto Calderon

Chief Commercial Officer

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 25

Spence, Base Metals

BHP Billiton Limited Annual General Meeting, 17 November 2011

Attributable profit1

(US$ billion)

Outstanding performance

25 20 15 10 5 0

FY2007 FY2008 FY2009 FY2010 FY2011

74%

1. Excluding exceptional items.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 26

Progressive dividend policy

Dividends1

(US cents per share)

60 40 20 0

H1 H2

Dividend rebase

52% 46% 22%

FY2002-FY2011 CAGR : 26%

FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011

1. Dividends declared in respect of the period.

Source: BHP Billiton.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 27

Delivering superior dividend growth

Dividends – Australian cents per share1

(%, compound annual growth rate)

20 15 10 5 0

8%

ASX20

17%

BHP Billiton

FY2002 – FY2011

Source: Datastream.

1. ASX constituents as at 30 June 2011. Weighted average dividend for each year based on the market capitalisation of the constituents as at 30 June 2011.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 28

BHP Billiton Ltd dividends BHP Billiton Ltd price ASX20 dividends ASX20 price

Total Shareholder Return (TSR)1

(%)

Delivering superior shareholder returns

400 300 200 100 0

ASX20

TSR 89%

BHP Billiton

TSR 388%

FY2002 – current

Source: Datastream.

1. TSR calculated in Australian dollars from merger date to 31 October 2011. Note that the share price reflects adjustments for rights issues and bonus shares and dividends assume reinvestment on the ex-dividend date.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 29

Diversification strategy

Base Metals Iron Ore Shale Gas Potash Metallurgical Coal

Slide 30

BHP Billiton Limited Annual General Meeting, 17 November 2011

The power of our diversified strategy

EBIT margin¹

(%)

75 50 25 0

FY2002² FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009² FY2010 FY2011

Petroleum Aluminium Base Metals D&SP SSM Iron Ore Manganese Metallurgical Coal Energy Coal Total

1. Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum’s and BHP Billiton Group’s results for all periods. All periods exclude third party trading activities. The Exploration and Technology business has been included in BHP Billiton Group’s results from FY02 to FY05 and excluded from Diamonds and Specialty Products.

2. Negative margins are not shown as the y-axis is set at zero. SSM had a negative EBIT margin in FY02 and FY09.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 31

Disciplined approach to capital management

Sources and uses of cash¹

(US$ billion)

Underlying return on capital

(%)

40 35 30 25 20 15 10 5 0

Underlying return on capital Acquisitions Capital management Cash dividends Capital and exploration expenditure Net operating cash flow

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011

40 35 30 25 20 15 10 5 0

1. Calculated on the basis of UKGAAP for periods prior to FY05. Cash flow reflects proportional consolidation of joint ventures for FY07 and future periods. Exploration expenditure incurred which has not been capitalised has been re-classified to net operating cash flow for FY06 and future periods.

Note: Excludes the acquisition of Petrohawk Energy Corporation that was announced on 14 July 2011.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 32

Growth projects

Base Metals Iron Ore Shale Gas Potash Metallurgical Coal

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 33

Olympic Dam

Olympic Dam is a world-class multi-mineral ore body and is the fourth largest known copper and gold deposit and the largest known uranium deposit .

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 34

Commodity price volatility

IMF primary commodity prices: 1980 – 2011

(monthly, 1983=100)

1,600 1,200 800 400 0

Copper Nickel Oil

Jan 1980 Dec 1987 Nov 1995 Oct 2003 Sep 2011

Source: IMF commodity prices.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 35

Long term demand underpinned by emerging economic growth

Global GDP growth rate

(% per annum)

6 5 4 3 2 1 0

1900- 1920- 1930- 1940- 1950- 1960- 1970- 1980- 1990- 2000- 2010- 2020-1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 2020 2025

Source: 1900 to 1980 – J. Bradford De Long (“Estimates of World GDP”, 1998); 1980 to 2010 – IMF World Economic Outlook Database; 2010 to 2025 Forecast – Global Insight.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 36

Industrialisation and urbanisation

New Delhi Kolkata Mumbai Chennai

Shanghai Beijing São Paulo Shenzhen

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 37

Urbanisation – China and India

Urbanisation in China

(million people)

Urbanisation in India

(million people)

1,000 750 500 250 0

930

+272m +361m 658 297

1990 2010 2030

1,000 750 500 250 0

+240m

600

+135m

360 225

1990 2010 2030

Source: Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat, McKinsey 2010.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 38

Commodity intensity evolves with economic development

Demand index1

250 200 150 100 50

Emerging Economies

Corn and soybean Meat Electricity Copper Steel

0 5 10 15 20 25 30 35 40 45 50

GDP per capita

(2005 real US$’000, PPP basis)

Source: World Bank; Brook Hunt; CRU; IISI; Global Insight; CISA; worldsteel; JBS; IEA; BHP Billiton analysis.

1. The demand intensity index represents the volume consumption per capita consumption, 1968 as 100 for each of the commodities, based on the USA experience.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 39

Composition of exports

Composition of exports (A$ billion)

400 300 200 100 0

Resources Rural Service exports Manufactures Other goods

2003 2004 2005 2006 2007 2008 2009 2010

Source: Australian Bureau of Statistics; Reserve Bank of Australia.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 40

2000 2010

Exports by destination (% of total)

Australian exports by destination

30 25 20 15 10 5 0

Germany Hong Kong Singapore Italy New Zealand United Kingdom United States India Korea Japan China

Source: International Monetary Fund.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 41

Australia’s employment – mining and agriculture

Base case employment requirements in commodity sectors1 (Thousand Full Time Employees)

1,600 1,400 1,200 1,000 800 600 400 200 0

Soft commodities Mining

2010 2015 2020 2025 2030

1. Assumes zero labour productivity gains. Does not include professional services, funding services, energy and water sectors as it is very difficult to estimate the commodity driven proportion of the sector with a reasonable level of accuracy.

Source: ABS Labour Statistics, November 2010; IBISWorld Industry Reports, 2010; PJP,ANZ analysis.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 42

Slide 43

BHP Billiton Limited Annual General Meeting, 17 November 2011

Angostura Gas Project, Petroleum

Slide 44

Growth challenges

‘Indigenous Trees for Life Program’, South Africa

Xiamen City, China

Zamzama, Pakistan

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 45

Hotazel, Manganese

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 46

Our Charter

Sustainability Integrity Respect Performance Simplicity Accountability

BHP Billiton Limited Annual General Meeting, 17 November 2011

Minera Escondida Foundation School

The Minera Escondida Foundation School in Antofagasta, Chile

Minera Escondida Foundation’s Scholastic Improvement Program improves the quality of education in poorer neighbourhoods around Antofagasta, Chile. Since 2005, a social investment of US$4 million has benefited 20 municipal schools and approximately 9,000 students.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 47

Improving maternal and child health in Africa

‘Window of Opportunity’ project in partnership with PATH

BHP Billiton Sustainable Communities made a US$25 million commitment to the new, five-year program to improve critical health and development services for up to 750,000 pregnant women and young children in Mozambique and South Africa.

Source: Photographs are displayed courtesy of Program for Appropriate Technology in Health (PATH). All rights reserved.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 48

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 49

Commitment in community programs

FY2011 community commitment

Around US$25 billion of goods and services purchased nationally and locally

US$9.9 billion paid in royalties and taxes to local, state and national governments including US$6 billion in Australia

The 1% pre-tax profit committed to community was US$195 million

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 50

Slide 51

Our people

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions Items of business

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 52

Newman, Iron Ore

Marius Kloppers Chief Executive Officer

Annual General Meeting

17 November 2011

Agenda

• Safety

• Financial performance

• Short term outlook

• Long term drivers of our industry

• Our strategy

• Petrohawk

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 54

Colleagues who lost their lives

Mr Thaboetsile Justice Mabale (1973 – 2010)

Manganese, South Africa

Mr Carel (Callie) Esterhuizen (1982 – 2011)

Manganese, South Africa

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 55

Slide 56

Strong operating performance

• Record production across four commodities and ten operations

– Iron Ore

– Nickel matte

– Manganese; and

– Natural gas

Port Hedland

TEMCO

BHP Billiton Limited Annual General Meeting, 17 November 2011

Record financial results

• Underlying EBIT of US$32 billion, up 62%

• Attributable profit (excluding exceptionals) of US$21.7 billion, up 74%

• Earnings per share (excluding exceptionals) of 393.5 US cents, up 76%

• Net operating cash flow of US$30 billion, up 78%

• Completion of expanded US$10 billion capital management program, six months ahead of schedule

• 22% rebasing of the final dividend resulting in full year dividend payout of 101 US cents per share

BHP Billiton Limited Annual General Meeting, 17 November 2011

Underlying EBIT

(US$ billion)

35 30 25 20 15 10 5 0

2007 2008 2009 2010 2011

Attributable profit1

(US$ billion)

25 20 15 10 5 0

2007 2008 2009 2010 2011

Net operating cash flow

(US$ billion)

35 30 25 20 15 10 5 0

2007 2008 2009 2010 2011

2007 2008 2009 2010 2011

120 100 80 60 40 20 0

Dividends per share

(US cents per share)

1. Attributable profit excluding exceptional items.

Slide 57

Emerging economies are growing at a faster rate than developed economies

2000-2010 Average real GDP growth rate

(%)

12 10 8 6 4 2 0

China India Russia Indonesia South Korea Turkey Brazil South Africa Australia Spain Canada Mexico Switzerland United States United Kingdom Netherlands Belgium France Germany Japan Italy

Source: Global Insight.

BHP Billiton Limited Annual General Meeting, 17 November 2011

BRICS

Slide 58

A constrained supply response

• Multiple disruptions to existing supply

– Queensland metallurgical coal

– Indian iron ore

– Chilean copper

– Middle Eastern/North African oil

• Under delivery of ambitious growth targets a likely indicator of future performance

– Approvals processes

– Labour

– Plant and equipment

– Financing

– Declining global resource endowment

Under delivery of production forecasts¹

(%)

Copper Metallurgical coal Iron ore

(15)% (10)% (5)% 0%

Source: Macquarie Commodities Research, August 2011.

1. Denotes shortfall in global CY11 production as forecast by Macquarie Commodities Research in August 2011 compared with June 2008. Production refers to seaborne iron ore, seaborne metallurgical coal (exUSA—supply) and mined copper (including SX EW—production).

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 59

Our tier 1, diversified resource portfolio generates more options for shareholder value creation bhpbilliton
resourcing the future


Legend
100+ years
Resource
Potential Mineralisation
Ratio (years)
Minerals - Minimum Mineral Inventory life at FY11 production rates
Petroleum – Minimum inventory life based on FY11 production rates
Saskatchewan Potash
100+ years
Onshore US Petroleum[1]
100+ years
Olympic Dam Copper/Uranium
100+ years
Escondida mineral district Copper
100+ years
200+ years
Western Australia Iron Ore
100+ years
Queensland Coal

The Inventory Life is estimated from the Mineral Inventory (sum of Potential Mineralisation and Mineral Resources) stated on a 100% basis. The detailed breakdown of Mineral Resources for all assets are shown in the FY11 Annual Report. The range of Potential Mineralisation is estimated from geological information including boreholes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Potential Mineralisation is equivalent to that of the Mineral Resource. The Minimum Mineral Inventory or Inventory Life in years is the Mineral Inventory divided by the FY11 production rate (for Potash this is the expected FY20 production rate) and does not imply that any mine planning has been completed. In Mineral Provinces (e.g. Pilbara, Bowen Basin) the inventory life of individual mines may be more or less than the number stated above. Refer to disclaimer on slide 4 as presented on 17 November 2011.

1. Includes interests in the Fayetteville shale and Petrohawk Energy Corporation. Petroleum Reserves (Proved and Probable) are defined according to US SEC definitions. Petroleum Contingent Resources are 2C resources defined according to the Society of Petroleum Engineers Petroleum Resource Management System (SPE PRMS). Petrohawk Proved Reserves and Risked Potential Resources from Petrohawk public statements.

BHP Billiton Limited Annual General Meeting, 17 November 2011 Slide 60

Resource basins supported by our 'hub based' project model


Underlying EBIT[1]
(FY11)
Western Australia Iron Ore
Queensland Coal
Escondida
Olympic Dam
Other
Saskatchewan Potash
Feasibility:
Jansen Stage 1
Potash Port Vancouver WA
Pre-feasibility:
Jansen Stages 2 & 3
Escondida Copper
Execution:
Escondida Ore Access
Feasibility:
Escondida Organic Growth Project 1
Escondida Oxide Leach Area Project
Pre-feasibility:
Escondida Bioleach Pad Extension IV
Western Australia Iron Ore
Execution:
WAIO Expansion to +220mtpa
Pre-feasibility:
Port Hedland Outer Harbour
Central Pilbara Mines
Queensland Coal
Execution:
Daunia
Hay Point Stage 3 Expansion
Caval Ridge
Pre-feasibility:
BMC Wards Well
Red Hill
Port and Rail Expansion
Olympic Dam Copper/Uranium
Feasibility:
Olympic Dam Project 1
Pre-feasibility:
Olympic Dam Project 2

1. Excludes third party trading activities.

Note: All projects remain under review until such time as they are sanctioned for execution.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Slide 61

Petrohawk – a substantial resource acquisition

Total enterprise value of ~US$15.1 billion¹

Natural gas is a preferred fuel in a low carbon world

Complements our recent Fayetteville shale acquisition and adds to portfolio diversity

Significant increase in Petroleum resources

Leverages our cost of capital advantage and financial capacity to accelerate production growth

Acceleration of Petrohawk’s development spend

(US$ million net, real)

7,000 6,000

5,000 4,000

3,000

2,000

1,000

0

2011 Petrohawk announced capex

FY15

FY20

Range of anticipated, accelerated development spend

1. Includes debt as at 30 June 2011 of approximately US$3.8 billion less approximately US$800 million proceeds from sale of midstream assets; does not include penalties associated with the early retirement of Petrohawk’s debt facilities.

BHP Billiton Limited Annual General Meeting, 17 November 2011

A well established technology

First commercial US natural gas well produces gas from shale

Technology developed to lay large

diameter pipelines –

natural gas industry

grows exponentially Development of

downhole motors accelerates – key

to directional drilling

Initial development of the Barnett shale play in Fort Worth, Texas

US shale gas production rapidly

increases as technology continues to improve

45 30 15 0 2005 2015 2025

1821 1860s-1920s 1930s 1947 Early 1970s 1980s-1990s Early 2000s 2002-2008 2010+

Natural gas is limited to use in cities close to

producing fields, including low pressure, fractured

shales in the Appalachian and Illinois basins

Hydraulic fracing

first commercially

employed in Grant

County, Kansas

First commercial horizontal wells

Multi stage fracing

emerges for both vertical and horizontal wells

Source: US Department of Energy, EIA.

BHP Billiton Limited Annual General Meeting, 17 November 2011

Newman, Iron Ore

Marius Kloppers

Chief Executive Officer

Annual General Meeting

17 November 2011

Escondida, Base Metals

Jac Nasser Chairman

Annual General Meeting

17 November 2011

Agenda

Chairman’s address

CEO’s address Questions

Items of business

BHP Billiton Limited Annual General Meeting, 17 November 2011

BMA, Metallurgical Coal

Questions

Agenda

Chairman’s address

CEO’s address Questions

Items of business

Item 1: Receive financial statements and reports

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 2-13: Election of Directors

BHP Billiton Limited Annual General Meeting, 17 November 2011

Shriti Vadera

Member

Risk and Audit Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Lindsay Maxsted

Chairman

Risk and Audit Committee

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 2-13: Election of Directors

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 14: Re-appointment of auditor of BHP Billiton Plc

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 15: General authority to issue shares in BHP Billiton Plc

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 16: Issuing shares in BHP Billiton Plc for cash

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 17: Repurchase of shares in BHP Billiton Plc

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 18: Remuneration report

BHP Billiton Limited Annual General Meeting, 17 November 2011

Remuneration and company performance

Average STI reward for GMC members vs profit attributable to shareholders

(excluding exceptional items)

Profit attributable – excluding exceptional items (US$bn)

Average STI payments (as % of maximum award)

24 18 12 6 0

100 75 50 25 0

2007 2008 2009 2010 2011

Profit attributable to shareholders (excluding exceptional items) Average STI reward for GMC members

BHP Billiton outperformance of Index over the 2006 LTIP cycle

(%, US$ billion)

Excess BHP Billiton shareholder value creation Index + 5.5% p.a.

Outperformance = US$87.7 billion

Outperformance of Index TSR, %

80% 60% 40% 20% 0% (20)%

2006 2007 2008 2009 2010 2011

BHP Billiton Limited Annual General Meeting, 17 November 2011

Actual CEO remuneration

CEO remuneration FY2011¹

(US$)

72%

At Risk

28%

Fixed

Long Term Incentive (EV) $3.31m

Salary, pension and other benefits $3.05m

Short Term Incentive $4.70m

1. Annualised view of CEO remuneration. Salary ($2,114,814). Pension contribution ($845,926). Other benefits ($85,708). Short Term Incentive comprises FY2011 cash award ($2,351,448) plus FY2011 Deferred Shares / Options to be granted subject to shareholder approval in December 2011 ($2,351,448). Long Term Incentive is Expected Value of the 200,000 Performance Shares granted during FY2011 (in December 2010).

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 18: Remuneration report

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions

Items of business

Item 19: Approval of termination benefits

BHP Billiton Limited Annual General Meeting, 17 November 2011

BHP Billiton termination arrangements

Component of pay

Treatment on termination

Salary + pension

A payment can be made in lieu of notice. Up to 12 months’ salary + pension contributions.

STI

Resignation or dismissal – No cash STI payment; Deferred Shares are forfeited.

Retirement/leave by mutual agreement – Pro rata cash bonus based on performance in period to date of retirement may be paid at Remco discretion; Deferred Shares vest.

LTI

Resignation or dismissal – Unvested performance shares are forfeited.

Retirement/leave by mutual agreement – Pro rata number of performance shares are retained; these remain subject to original performance hurdle and 5 year vesting period.

Consistent with Australian and UK governance guidelines

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address CEO’s address Questions Items of business

Item 19: Approval of termination benefits

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 20: Approval of grants to Executive Director

BHP Billiton Limited Annual General Meeting, 17 November 2011

Item 20: Grants to Executive Director

Short Term Incentive:

Deferred Shares / Options

Vest after 2 years

With a value of approximately US$2.4 million

Long Term Incentive Plan:

Performance Shares

Vest after 5 years

Subject to performance hurdles

With a value of approximately US$3.4 million

BHP Billiton Limited Annual General Meeting, 17 November 2011

Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 20: Approval of grants to Executive Director

BHP Billiton Limited Annual General Meeting, 17 November 2011

Newman, Iron Ore

BHP Billiton Limited Annual General Meeting, 17 November 2011

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 17, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary